NOTICE OF ANNUAL GENERAL MEETING

CANPLATS RESOURCES CORPORATION
#1180 - 999 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2W2

NOTICE IS HEREBY GIVEN that the Annual General Meeting  (the “Meeting”) of the shareholders of Canplats Resources Corporation (the “Company”) will be held at the Terminal City Club, The Walker Room, 837 West Hastings Street, Vancouver, British Columbia on Wednesday, December 19, 2007, at 3:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended July 31, 2007 and the auditor’s report thereon;
2.	To determine the number of directors at three;
3.	To elect directors for the ensuing year;
4.	To appoint PricewaterhouseCoopers LLP, Chartered Accounts, as the Company’s auditor for the ensuing financial year and to authorise the directors to set the auditor’s remuneration;
5.	To approve the Company’s Stock Option Plan; and
6.	To approve the transaction of such other business as may properly come before the Meeting or any adjournment thereon.

Accompanying this Notice is the Company’s Annual Report (containing the Directors’ Report to Shareholders and the audited financial statements of the Company for the financial year ended July 31, 2007), a Management Information Circular, a Form of Proxy and a Financial Statements Request Form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 14th day of November, 2007.

                BY ORDER OF THE BOARD

“Joseph J. Ovsenek”
Joseph J. Ovsenek
Assistant Corporate Secretary